UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 23, 2009

CEMEX, S.A.B. de C.V. (Exact name of Registrant as specified in its charter)
CEMEX Publicly Traded Stock Corporation (Translation of Registrant's name into English)
United Mexican States (Jurisdiction of incorporation or organization)
Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                  No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (212) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES COMPLETION
OF EURUS WIND FARM CONSTRUCTION

•
EURUS was jointly developed by CEMEX and ACCIONA and has 167 wind turbines with 1.5 megawatts (MW) of capacity each built with ACCIONA Windpower technology. The wind farm represents an investment of US$550 million (approximately €367 million Euros)

•	EURUS has 250 MW of power production capacity
•	EURUS allows a reduction of CO2 emissions by approximately 600 thousand metric tons each year

MONTERREY, MEXICO, November 23, 2009 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that the installation of the 167 wind turbines of the EURUS wind farm was completed on November 15 in Juchitan, Oaxaca, Mexico.

CEMEX has been the promoter of this project developed by the joint venture between CEMEX and ACCIONA. Part of the energy generated by EURUS will supply approximately 25% of CEMEX's energy needs in its Mexican cement plants. ACCIONA financed, constructed and manages the wind farm.

The installation of wind turbines in the park was initiated in July of 2008 and the wind turbines were connected to the electrical grid in February, 2009.  After the conclusion of the assembly of the wind turbines, the wind farm will be operative in the coming weeks.

The wind farm represents a major contribution towards the global effort that CEMEX is making to reduce its emissions footprint and to become more sustainable.

Luis Farías, Vice-president of Energy and Climate Change at CEMEX said: “The completion of the installation of the EURUS wind turbines indicates that Mexico has the conditions for private investments in electric power generation projects.”

“Thanks to a transparent regulatory framework made by the Mexican energy authorities and the Mexican State power generation companies it was possible to develop the infrastructure and create the conditions necessary to develop the largest wind power generation project in Latin America.” He added.

EURUS is located in Juchitan, in the Southern Mexican State of Oaxaca in a 2,500 hectare area in the Tehuantepec Isthmus, an area well-known for its wind resources.

The energy that will be produced by EURUS is estimated to be sufficient to power a Mexican city of half a million inhabitants, reducing CO2 emissions by approximately 600 thousand metric tons each year, which is approximately 25% of the total emissions generated by such a community.

EURUS will be one of the largest wind farms in the world and the second largest in terms of emissions reduction registered under the Clean Development Mechanism of the United Nations (Kyoto Protocol). It will also have one of the largest emission reduction indexes per installed capacity in the world.

The project created more than 850 direct jobs in the area during the phase of construction and is generating an economic impact of more than 20 million pesos per year in the region.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	November 23, 2009	By:	/s/ Ramiro G. Villarreal
Name: Ramiro G. Villarreal
Title: General Counsel